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                             MICROFIELD GROUP, INC.
                               1631 NW THURMAN ST.
                               PORTLAND, OR 97209

November 3, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:     Microfield Group, Inc.
        Form 10-KSB for the Fiscal Year Ended
        January 1, 2005
        Filed May 20, 2005

Dear Ms. Collins,

With regard to your letter of August 2, 2005, our responses to the two comments are below.

COMMENT 1:  NOTE 6.  CONSTRUCTIONS CONTRACTS IN PROGRESS.

We acknowledge the recommended disclosures in Appendix C of SOP 81-1. The Company has not included disclosures of this information in its previous filings primarily because it is not required. Also, as the subsidiary that contains construction contracts in progress was acquired from private shareholders, it did not have the infrastructure in place to track this information. As Microfield continues to work on improving the internal controls and internal systems of its subsidiaries, it intends to include this information in future annual filings.

The Registrant believes its policy for accounting and disclosing its construction contracts in progress is reasonable and complies with current accounting principles generally accepted in the US.

COMMENT 2:  NOTE 7.  ACQUISITIONS

Determination of the purchase price
-----------------------------------
The purchase of Velagio was completed in an arms length transaction. The merger price was set based on the deemed relative values between Microfield, Velagio and a third company, CTS, which was acquired on the same date. None of the companies were related parties. All three companies were in a loss position at the time of the merger.
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The relative values of the companies were determined in a negotiation between the three parties. It was determined that Velagio and CTS would each be valued at 25% of the total combined corporation, and Microfield would be valued of 50%. Shares were then issued based on the outstanding common shares in Microfield, prior to the acquisitions. In Velagio's case, Microfield issued 4,193,143 common shares to Velagio shareholders in exchange for 100% of the Velagio equity. This issuance represented 25% of the resultant corporation.

Since Microfield is a public company, its price was used to set the values of the two acquired companies based on each of the individual company's relative values to the total value of the combined entity. The purchase price of the transaction was based on the average closing stock price over the five days prior to the acquisition and the five days after the acquisition date. Microfield reached this conclusion after consultation with PricewaterhouseCoopers, the company's outside accounting firm at the time. This computation resulted in a value of common stock issued of $1,090,217.

In addition, the company recorded direct acquisition costs of $59,984, paid for legal, accounting and consulting services, and $112,655 for options to purchase the Company's common stock, issued to Velagio employees and advisors. The options issued were valued using the Black-Scholes method. The total purchase price was $1,262,856.

Determination of goodwill and intangible asset values
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Velagio was a service business with few remaining un-depreciated assets. Based on the purchase price as determined above, the company allocated the purchase price to assets and liabilities as shown on Velagio's balance sheet at the acquisition date. The remaining purchase price was allocated to goodwill and intangible assets based on the valuation completed by an independent, intangible asset valuation firm.

That firm valued proprietary software owned by Velagio at $799,064, and the remainder of the purchase price was allocated to goodwill.

Impairment of goodwill and intangible assets acquired in the Velagio acquisition
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The acquisition was intended to combine Velagio's software and certain proprietary knowledge with the established business of CTS to provide enhancements to customers' technology infrastructure and energy management systems. Velagio's majority owner was appointed as CEO of Microfield at the acquisition date. In the four months after the acquisition of Velagio, revenue from that business dried up quickly, all but two employees from the previous Velagio business were laid off, the CEO (from Velagio) was terminated, and that business opportunity ended. The ex-CEO filed suit against Microfield, its board of directors and other entities connected with Microfield. Microfield and several other defendants filed a countersuit against the ex-CEO. This occurred in the first and second quarters of 2004, and have been reported in the Company's 10-QSB's and 10-KSB's since that time.
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Revenues for Velagio in the six months prior to the acquisition, ending June 30
2003, were $806,000. From the date of the acquisition through the end of 2003 (three and a half months), revenues for Velagio were $38,000. By the end of the year, with no employees working on Velagio related business, management concluded that the acquisition was a failure, and decided to discontinue all Velagio operations.

This information, and all related lawsuit information has been fully disclosed in past SEC filings made by the company.

The Registrant believes its policy for accounting and disclosing its acquisitions is reasonable and complies with current accounting principles generally accepted in the US.

        As required by the Comment Letter, the Company hereby acknowledges that:

        1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with it review.

        We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

                                            Sincerely,


                                            MICROFIELD GROUP, INC.



                                            /s/RANDY REED
                                            --------------
                                            Randy Reed
                                            Chief Financial Officer